UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

(Amendment No. 1)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Phoenix Footwear Group, Inc.

(Name of the Issuer)

Phoenix Footwear Group, Inc.

James R. Riedman

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71903M100

(CUSIP Number of Class of Securities)

James R. Riedman

Phoenix Footwear Group, Inc.

5840 El Camino Real, Suite 106

Carlsbad, CA 92008

(760) 602-9688

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Gordon E. Forth, Esq.

Woods Oviatt Gilman, LLP

700 Crossroads Building

Rochester, NY 14614

(585) 987-2800

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,185.25	$1.24

*	For purposes of calculating the fee only. This amount assumes the acquisition of approximately 8,446 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $0.75 per share.
**	The filing fee equals $6,185.25 x 0.0002 as determined by Rule 0-11(b)(1). Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: Schedule 13E-3

Filing Party: Phoenix Footwear Group, Inc. and James R. Riedman

Date Filed: December 8, 2010

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Phoenix Footwear Group, Inc., a Delaware corporation (the “Company”) and (ii) James R. Riedman, the President and Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors.

Concurrently with the filing of this Schedule 13E-3, the Company is filing an amendment to a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) in connection with a proposal to amend the Company’s Certificate of Incorporation to change the number of issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”) by effecting a 1-for-200 reverse stock split (the “Reverse Stock Split”), immediately followed by a 200-for-1 forward stock split (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Stock Split”) of the Shares.

In conjunction with the Stock Split, those stockholders who will hold fewer than 200 shares before the Reverse Stock Split will receive a cash payment of $0.75 per pre-Reverse Stock Split share in lieu of receiving a fractional post-Reverse Stock Split share, and the holdings of all other stockholders (i.e., those holding 200 or more prior to the Reverse Stock Split) will remain unchanged. Based upon the Company’s analysis, it expects to pay approximately $6,186 to its stockholders in the aggregate in connection with the Stock Split.

The primary effect of the Stock Split will be to reduce the Company’s total number of record holders below 300 persons by fully cashing out any shareholders with fewer than 200 Shares. This will allow the Company to suspend its reporting obligations arising in connection with its common stock under Section 15(d) of the Exchange Act. In addition, because the Company has a number of small lot and odd lot shareholders, the Company may, from time to time, enter into separate, privately negotiated, transactions with various small lot or odd lot shareholders to purchase such small lot or odd lot shares.

Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Items in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

Item 1.	SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS.”

Item 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address.

The Company is a Delaware corporation and its contact information is as follows:

Phoenix Footwear Group, Inc.

5840 El Camino Real, Suite 106

Carlsbad, CA 92008

(760) 602-9688

(b)	Securities.

As of November 29, 2010, there were 8,191,191shares of common stock, no par value, issued and outstanding (the “Common Stock”).

(c)	Trading Market and Price.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Market Price of Common Stock.”

(d)	Dividends.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Dividends.”

(e)	Prior Public Offerings.

There has been no underwritten public offering of the subject securities for cash during the past three years.

(f)	Prior Stock Purchases.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Stock Purchases.”

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “GENERAL INFORMATION” and “STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”

(b)	Business and Background of Entities.

Not applicable.

(c)	Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”

Item 4.	TERMS OF THE TRANSACTION

(a)(2)	Material Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Purpose of and Reasons for the Stock Split, — Effects of the Stock Split, — Fairness of the Stock Split, — Source of Funds and Expenses” and “STOCK SPLIT PROPOSAL — Summary and Structure, — Material United States Federal Income Tax Consequences, — Accounting Treatment.”

(c)	Different Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Board of Directors Deliberations, — Effects of the Stock Split, — Fairness of the Stock Split” and “STOCK SPLIT PROPOSAL — Summary and Structure.”

(d)	Appraisal Rights.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “STOCK SPLIT PROPOSAL — Unavailability of Appraisal or Dissenters’ Rights.”

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split.”

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(b)	Significant Corporate Events.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split” and “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(c)	Negotiations or Contacts.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired.

The shares purchased by the Company will be retired and returned to the status of authorized but unissued shares.

(c)	Plans.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Purpose of and Reasons for the Stock Split” and “VOTING SECURITIES — Dividends.”

Item 7.	PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS IN A GOING–PRIVATE TRANSACTION

(a)	Purposes.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purpose of and Reasons for the Stock Split.”

(b)	Alternatives.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Alternatives to the Stock Split.”

(c)	Reasons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purpose of and Reasons for the Stock Split.”

(d)	Effects.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Board of Directors Deliberations, — Effects of the Stock Split, — Fairness of the Stock Split” and “STOCK SPLIT PROPOSAL — Summary and Structure, — Material United States Federal Income Tax Consequences, — Accounting Treatment.”

Item 8.	FAIRNESS OF THE GOING–PRIVATE TRANSACTION

(a)	Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Fairness of the Stock Split.”

(b)	Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Fairness of the Stock Split.”

(c)	Approval of Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Fairness of the Stock Split” and “VOTING INFORMATION —Required Vote.”

(d)	Unaffiliated Representative.

The Board of Directors of the Company has not retained an unaffiliated representative to act solely on behalf of the Company’s shareholders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split.”

(e)	Approval of Directors.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split, — Conclusion” and “STOCK SPLIT PROPOSAL — Background of the Stock Split, — Recommendation of the Board of Directors.”

(f)	Other Offers.

Not applicable.

Item 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Fairness of the Stock Split,” and “STOCK SPLIT PROPOSAL — Background of the Stock Split, — Recommendation of the Board of Directors.”

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

Not Applicable.

(c)	Availability of Documents.

Not Applicable.

Item 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Source of Funds and Expenses.”

(b)	Conditions.

There are no material conditions to financing. There are no alternative financing arrangements to the sources described in “SPECIAL FACTORS — Source of Funds and Expenses.”

(c)	Expenses.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Source of Funds and Expenses.”

(d)	Borrowed Funds.

Not Applicable.

Item 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”

(b)	Securities Transactions.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Stock Purchases.”

Item 12.	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Effects of the Stock Split, — Fairness of the Stock Split, — Conclusion” and “STOCK SPLIT PROPOSAL — Recommendation of the Board of Directors, — Description and Interest of Certain Persons in Matters to be Acted Upon.”

(e)	Recommendations of Others.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split.”

Item 13.	FINANCIAL STATEMENTS

(a)	Financial Information.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION — Summary Historical Financial Information.”

(b)	Pro forma Information.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION — Pro Forma Consolidated Financial Statements (Unaudited).”

Item 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations.

Not applicable.

(b)	Employees and Corporate Assets.

The Company’s Chief Executive Officer and its Chief Financial Officer are the primary company employees involved in preparing and reviewing the Proxy Statement, this Schedule 13E-3, and other documents. There are no special or additional compensatory arrangements paid to these individuals in connection with the Stock Split.

Item 15.	ADDITIONAL INFORMATION

(b)	Other Material Information.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	EXHIBITS

(a)(i) Preliminary Proxy Statement on Schedule 14A including all appendices attached thereto, filed by the Company with the SEC on December 8, 2010 (incorporated herein by reference) (the “Proxy Statement”).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Phoenix Footwear Group, Inc.

Dated: December 8, 2010	By:	/S/ JAMES R. RIEDMAN
James R. Riedman Chairman of the Board

/S/ JAMES R. RIEDMAN
James R. Riedman

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Preliminary Proxy Statement on Schedule 14A including all appendices and the consent card attached thereto, filed by the Company with the SEC on December 8, 2010 (incorporated herein by reference) (the “Proxy Statement”).